Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-130549
Issuer Free Writing Prospectus, dated January 26, 2006
NRG Energy, Inc.
$1,016,684,029
20,855,057 Shares of Common Stock
$500,000,000
2,000,000 Shares of 5.75% Mandatory Convertible Preferred Stock
$1,200,000,000 aggregate principal amount of 7.250% Senior Notes due 2014
$2,400,000,000 aggregate principal amount of 7.375% Senior Notes due 2016
The issuer has filed a registration statement (including a prospectus) with the SEC to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837 (Retail Investors) or 1-866-718-1649 (Institutional Investors).

Issuer:	NRG Energy, Inc.

Underwriters:	Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Lehman Brothers Inc.
Banc of America Securities LLC
Deutsche Bank Securities Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Common Stock
     The following information supplements the Preliminary Prospectus Supplement, dated January 5, 2006, filed pursuant to Rule 433, Registration Statement No. 333-130549.

Title of securities:	Common Stock

Symbol:	NRG

Aggregate amount offered:	$1,016,684,029

Shares issued:	20,855,057 shares

Overallotment option:	3,128,259 shares; option to purchase additional shares from NRG Energy, Inc.

Price to public:	$48.75 per share

Last reported sale price (January 25, 2006):	$49.25 per share

Net proceeds of the common stock offering after all offering expenses and underwriters’ discount:	$985,083,508

Underwriters’ discount:	3.00%

Trade date:	January 25, 2006

Settlement date:	January 31, 2006

CUSIP:	629377508

5.75% Mandatory Convertible Preferred Stock
     The following information supplements the Preliminary Prospectus Supplement, dated January 5, 2006, filed pursuant to Rule 433, Registration Statement No. 333-130549.

Title of securities:	5.75% Mandatory Convertible Preferred Stock

Symbol:	NRGPra

Aggregate amount offered:	$500,000,000 of liquidation preference

Shares issued:	2,000,000

Liquidation preference per share:	$250

Overallotment option:	300,000 shares; option to purchase additional shares from NRG

Price to public:	100% of liquidation preference

Annual/quarterly dividend per share:	$14.375 / $3.59375

Mandatory conversion date:	March 16, 2009

Threshold appreciation price:	Represents an approximately 24% appreciation over the initial price

Conversion rate:	If the applicable market value of shares of NRG’s common stock is equal to or greater than $60.45 (the “Threshold Appreciation Price”), then the conversion rate will be 4.1356 shares of NRG’s common stock per share of Mandatory Convertible Preferred Stock (the “Minimum Conversion Rate”), which is equal to $250 divided by $60.45.

If the applicable market value of shares of NRG’s common stock is less than $60.45, the Threshold Appreciation Price, but greater than $48.75 (the “Initial Price”), then the conversion rate will be the number of shares of NRG’s common stock equal to $250 divided by the Applicable Market Value.

If the applicable market value of shares of NRG’s common stock is less than or equal to $48.75, the Initial Price, then the conversion rate will be 5.1282 shares of NRG’s common stock per share of NRG’s Mandatory Convertible Preferred Stock (the “Maximum Conversion Rate”), which is equal to $250 divided by $48.75.

Cash acquisition conversion rate:	The following table sets forth the cash acquisition conversion rate per share of Mandatory Convertible Preferred Stock for each hypothetical stock price and effective date set forth below:

	Stock Price on Effective Date
Date	$ 35.00	$ 40.00	$ 45.00	$ 48.75	$ 55.00	$ 60.45	$ 70.00	$ 80.00	$100.00	$125.00	$150.00

1/25/2006	4.5630	4.4614	4.3776	4.3263	4.2603	4.2189	4.1724	4.1464	4.1272	4.1239	4.1251
3/15/2007	4.7351	4.6098	4.4967	4.4237	4.3267	4.2649	4.1961	4.1590	4.1333	4.1287	4.1292
3/15/2008	4.9471	4.8153	4.6671	4.5595	4.4066	4.3079	4.2044	4.1572	4.1338	4.1319	4.1324
3/16/2009	5.1282	5.1282	5.1282	5.1282	4.5455	4.1356	4.1356	4.1356	4.1356	4.1356	4.1356

Cash acquisition dividend make-whole payment:	For any shares of mandatory convertible preferred stock that are converted during the cash acquisition conversion period, in addition to the shares of common stock issued upon conversion, NRG must, in its sole discretion, either (a) pay you in cash, the sum of (which we refer to as the “cash acquisition dividend make-whole amount”) (1) an amount equal to any accumulated and unpaid dividends on your shares of our mandatory convertible preferred stock, whether or not declared, plus (2) the present value of all remaining dividend payments on your shares of mandatory convertible preferred stock through and including March 16, 2009, in each case, out of legally available assets, or (b) increase the number of shares of our common stock to be issued on conversion by an amount equal to the cash acquisition dividend make-whole amount, divided by the stock price of shares of NRG’s common stock. The present value of the remaining dividend payments will be computed using a discount rate equal to 8.65%.

Net proceeds of the mandatory convertible preferred stock offering after all offering expenses and underwriters’ discount:	$484,650,000

Underwriters’ discount:	2.75%

Trade date:	January 25, 2006

Settlement date:	February 2, 2006

CUSIP:	629377 87 0

$1,200,000,000 aggregate principal amount of 7.250% Senior Notes due 2014
$2,400,000,000 aggregate principal amount of 7.375% Senior Notes due 2016
     The following information supplements the Preliminary Prospectus Supplement, dated January 23, 2006, filed pursuant to Rule 433, Registration Statement No. 333-130549. Please note that we will not issue floating rate notes in connection with the offering.

Title of securities:	7.250% Senior Notes due 2014 (the “2014 Notes”)
7.375% Senior Notes due 2016 (the “2016 Notes”)

Aggregate principal amount offered:	$1,200,000,000 principal amount of 2014 Notes
$2,400,000,000 principal amount of 2016 Notes

Principal amount per bond:	$5,000

Price to public:	100% of principal amount

Net proceeds to NRG, after underwriters’
discount, but before other offering	2014 Notes — $1,177,500,000
expenses (placed in escrow):	2016 Notes — $2,355,000,000

Underwriters’ discount:	2014 Notes — 1.875%
2016 Notes — 1.875%

Estimated expenses of notes offering:	$1,750,000

Annual interest rate:	2014 Notes — 7.250% per annum
2016 Notes — 7.375% per annum

Interest payment dates:	February 1 and August 1 of each year, commencing August 1, 2006

Record dates:	January 15, July 15

Maturity:	2014 Notes — February 1, 2014
2016 Notes — February 1, 2016

Optional redemption:	At any time prior to February 1, 2009, NRG may on any one or more occasions redeem up to 35% of the aggregate principal amount of:
•	the 2014 Notes issued under the indenture governing such notes, and/or

•	the 2016 Notes issued under the indenture governing such notes,

at a redemption price of,
•	107.250% of their principal amount, with respect to the 2014 Notes, or

•	107.375% of their principal amount, with respect to the 2016 Notes,

plus, in each case, accrued and unpaid interest to the redemption date, with the proceeds of one or more equity offerings, subject to certain conditions set forth in the Preliminary Prospectus Supplement, dated January 23, 2006.

	On or after February 1, 2010, NRG may on any one or more occasions redeem all or a part of the 2014 Notes, and on or after February 1, 2011, NRG may on any one or more occasions redeem all or a part of the 2016 Notes, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest on the notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of the years indicated below, subject to the rights of noteholders on the relevant record date to receive interest on the relevant interest payment date:

	2014 Notes
	2010	103.625%
	2011	101.813%
	2012 (and thereafter)	100.000%

	2016 Notes
	2011	103.688%
	2012	102.458%
	2013	101.229%
	2014 (and thereafter)	100.000%

Ranking:	Senior unsecured

Trade date:	January 26, 2006

Settlement date:	February 2, 2006

CUSIP:	2014 Notes — 629377AT9
	2016 Notes — 629377AU6

Weighted average interest rate of notes:	7.333%

Senior Secured Credit Facility
     The following information supplements the Preliminary Prospectus Supplement, dated January 23, 2006, filed pursuant to Rule 433, Registration Statement No. 333-130549, and the Preliminary Prospectus Supplement, dated January 5, 2006, filed pursuant to Rule 433, Registration Statement No. 333-130549.

Aggregate principal amount of Term Loan:	$3,575,000,000

Aggregate committed amount of Revolving Loan:	$1,000,000,000

Aggregate amount of Synthetic Letter of Credit Facility:	$1,000,000,000

Participation fee on Synthetic Letter of Credit Facility:	Per annum rate equal to Applicable Margin for Eurodollar Term Loans
Applicable Margin:

				ABR
				Revolving
			Eurodollar	Loans and
	Eurodollar	ABR Term	Revolving	Swingline
Consolidated Leverage Ratio	Term Loans	Loans	Loans	Loans

Category 1 — Greater than 3.50 to 1.00	2.00%	1.00%	2.00%	1.00%

Category 2 — Greater than 3.00 to 1.00, but less than 3.50 to 1.00	1.75%	0.75%	1.75%	0.75%

Category 3 — Less than or equal to 3.00 to 1.00	1.75%	0.75%	1.50%	0.50%

Executive Officer Departure

On January 25, 2006, Scott J. Davido, Executive Vice President and President, Northeast Region, submitted his resignation effective January 31, 2006.